FOR IMMEDIATE RELEASE                                  CONTACT:  Debby Robinson
                                                                 (312) 616-3943


                      DISCOVERY ZONE NAMES TWO NEW MEMBERS
                             TO BOARD OF DIRECTORS


     CHICAGO, IL (November 22, 1994) -- Discovery Zone, Inc. (Nasdaq: ZONE) has added two new members to its Board of Directors. Steven R. Berrard, President and Chief Executive Officer of Viacom Inc.'s Blockbuster Entertainment Group, and George D. Johnson, Jr., President and Chief Operating Officer, Retail Operations of Blockbuster Entertainment Group, were elected to the Board on November 16, 1994.

     Headquartered in Chicago, Ill., Discovery Zone, Inc. is the nation's largest owner and operator of indoor entertainment and fitness facilities (FunCenters) for children 12 and under. On September 2, 1994, Blockbuster Entertainment Corporation increased its equity interest in Discovery Zone from approximately 20 percent to approximately 50 percent. Blockbuster was then acquired by Viacom Inc. More than 800 Discovery Zone FunCenters are currently open and operating throughout the United States, Mexico, Canada, the United Kingdom and Spain, with a FunCenter scheduled to open in France in early 1995.






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